Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 30, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Seven Seas Cruises S. DE R.L.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Seven Seas Cruises S. DE R.L., a Panamanian sociedad de responsabilidad limitada (the “Company”), and certain of the Company’s direct subsidiaries (the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933 (the “Securities Act”), of the offer to exchange $225,000,000 aggregate principal amount of the Company’s 9.125% Second-Priority Senior Secured Notes due 2019 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $25,785.00 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact me at (212) 373-3314.

Very truly yours,

/s/ Piibe Jogi

Piibe Jogi

cc:        Jason M. Montague

             Seven Seas Cruises S. DE R.L.